1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 22, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 2ND MEETING

OF THE THIRD SESSION OF THE BOARD OF DIRECTORS

The 2nd meeting of the third session of the Board of the Company was held on 19 August 2005 in the Company’s headquarter at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

The notice of the 2nd meeting of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 5 August 2005 by way of written notices or e-mails. The meeting was held on 19 August 2005 in the Company’s headquarter at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC. Thirteen directors were called upon for the meeting and all of them were present, complying with the requirements of the laws and regulations such as the PRC Company Law, and the articles of association of the Company (the “Articles”). The convening and the resolutions passed at the meeting were legal and valid.

The directors of the Company (the “Directors”) unanimously agreed and passed the resolutions set out below:

1.	To consider and approve the 2005 interim report of the Company, and the 2005 interim results to be announced on 22 August 2005 in and outside the PRC.

The Company will not distribute profits and will not issue bonus shares through the capitalization of the capital reserve of the Company for the 2005 interim period.

2.	To consider and approve the proposed amendments to the Articles;

In accordance with the authorization granted to the Board in the 2004 annual general meeting of the Company, the Board amended Articles 16, 17 and 20 of the Articles as follows:

(1)	The original Article 16

“Article 16.	Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 3,074,000,000 ordinary shares, of which 1,670,000,000 ordinary shares, representing 54.33% of the total number of ordinary shares issued by the Company, were issued to the promoters at the time of establishment.”

as amended to:

“Article 16.	Subject to the approval of the companies approving department authorised by the State Council, the Company has issued a total of 4,918,400,000 ordinary shares, of which 1,670,000,000 ordinary shares were issued to the promoters at the time of establishment of the Company.”

(2)	The original Article 17

“Article 17.	The share capital structure of the Company is as follows: 3,074,000,000 ordinary shares, of which (a) 1,670,000,000 shares, which represent 54.33% of the Company’s share capital, are held by Yankuang (Group) Corporation Ltd. as domestic legal person shares; (b) 1,224,000,000 shares, which represent 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 180,000,000 shares, which represent 5.85% of the Company’s share capital, are held by the A Shares shareholders.”

as amended to:

“Article 17.	The share capital structure of the Company is as follows: 4,918,400,000 ordinary shares, of which (a) 2,672,000,000 shares, which represent 54.33% of the Company’s share capital, are held by Yankuang (Group) Corporation Ltd. as domestic legal person shares; (b) 1,958,400,000 shares, which represent 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 288,000,000 shares, which represent 5.85% of the Company’s share capital, are held by the A Shares shareholders.”

(3)	The original Article 20

“Article 20.	The registered capital of the Company shall be RMB3,074,000,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorised by the State Council and the State Council’s securities authorities.”

as amended to:

“Article 20.	The registered capital of the Company shall be RMB4,918,400,000. The Company shall register its registered capital with the state industry and commerce department and make the necessary filings with the companies approving department authorised by the State Council and the State Council’s securities authorities.”

3.	To consider and approve the amendments to the regulations on information disclosure of the Company.

4.	To consider and approve the regulations on the management work of investors relationship of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 19 August 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310